April 26, 2007



VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

         Re:      PHL Variable Accumulation Account
                  Post-Effective Amendment No. 27, Filed on February 20, 2007 File Nos. 033-87376, 811-08914

                  Phoenix Life Variable Accumulation Account
                  Post-Effective Amendment No. 46, Filed on February 20, 2007 File Nos. 002-78020, 811-03488

Commissioners:

Transmitted herewith is a Correspondence Filing for the above-captioned Registration Statements. We have addressed your comments as follows.

Comment 1

Comment: Explain how the filing of Versions A-E comports with the Company's position of filing multiple prospectuses in one registration statement, in accordance with Investment Company Act release number 14575, June 14, 1985, and General Bulletin 5066, dated November 30, 1995, which references the November 3, 1995 Industry Comment Letter.

Response: The Company previously addressed this issue in a letter dated September 13, 2001 (copy enclosed for your reference), on behalf of PHL Variable Accumulation Account (the "Registrant"), as part of Post-Effective Amendment No. 13 to Form N-4, file numbers 033-87376 and 811-8914. The items raised in that letter in support of the position for multiple prospectuses in one registration statement apply to this filing as well.

The amendment adds a new prospectus and SAI (Version E) to the current prospectuses and SAIs (Versions A, B, C, D).

Version E is an enhancement of Version D. While retaining the basic features of Version D, Version E provides for a guaranteed minimum withdrawal benefit, an enhancement to a guaranteed minimum income benefit, and different mortality and expense charges. Also, availability of Death Benefit Option 3 will be discontinued under both Versions D and E.

Version E provides for the same investment options as Version D.

As Version E is approved for sale in each state, we will cease selling Version D in that state, although we will continue to accept additional premium payments on existing contracts.

Also, the prospectuses describe the same contract that is sold through different distribution channels.

Comment 2

Comment: Disclose whether any guarantee or support agreements with third parties exist, or whether the Company is responsible for paying out guarantees to third parties under the contract.

Response: No guarantee or support agreements with third parties exist. The Company is not responsible for paying out guarantees to third parties under the contract.

Comment 16C

Comment: Each standardized performance table should be calculated with a 7% and 3% surrender charge, respectively, for 1 and 5 year performance results. Clarify as to why the company uses 6% and 2%, as shown in the footnote for the standardized performance table, rather than 7% and 3%?

Response: The values shown in the standardized performance table are year-end values. Redemptions cannot occur until after the close of business on the last day of such year. Under such circumstances, funds will not be liquidated until the following business day, in which case a 6% or 2% surrender charge would apply.

The SEC raised this issue in a prior submission, where it was agreed that clarifying language to the footnote would be made to make it clear that surrender charges are deducted from redemptions after year one year and year five. Such clarifying language to the footnote was included in the original submission.

Should you have any questions regarding this filing, please contact the undersigned at (860) 403-5759.

Sincerely,






/s/ Peter Scavongelli, Esq.
Peter Scavongelli
Vice President, Life & Annuity SEC/State Compliance
Phoenix Life Insurance Company


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September 13, 2001


                                                                       VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      PHL Variable Accumulation Account
         Post-Effective Amendment No. 13 to Form N-4
         File Nos. 033-87376 and 811-8914

To the Commission Staff:

         On behalf of the PHL Variable Accumulation Account (the "Registrant"), we are submitting an amendment to the above-captioned registration statement pursuant to Rule 485(a) under the Securities Act of 1933.

         This amendment adds a new prospectus and SAI (Version C) to the current prospectuses and SAIs (Versions A and B). These versions are not being amended in this filing.

         Version C is an enhancement of Version B. While retaining the basic features of Version B, Version C provides for a different Death Benefit Option 3 (Relief Amount), mortality and expense charges and a different surrender charge schedule.

         Version C provides for the same investment options as Version B.

         As Version C is approved for sale in each state, we will cease selling Version B in that state, although we will continue to accept additional premium payments on existing contracts.

         We are hoping to introduce this product by mid-November, 2001. Thank you for your anticipated cooperation. Upon your review, please direct your questions and comments to me at 860-403-5788.

Very truly yours,


/s/ Richard J. Wirth
Richard J. Wirth, Counsel
PHL Variable Insurance Company